Mr. Stuart B. Rekant
Chairman & CEO
Juniper Partners Acquisition Corp.
56 West 45th Street
Suite 805
New York, NY 10036

Dear Mr. Rekant:

By this correspondence, Holt Media Group consents to the inclusion of our reports dated June 22nd and July 10th, 2006 in any notice or appropriate disclosure to the stockholders of Juniper and in any filing that Juniper is required by law to make.

Best regards,

/s/ Christine E. Borger
Christine E. Borger
EVP

November 1, 2006

CEB:abm

cc: Stuart Rekant